THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

FYTA, PBC

SAFE (Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ______________________________ (the "**Investor**") of $[AMOUNT]______________ (the "**Purchase Amount**") on or about [EFFECTIVE DATE], FYTA, PBC, a Delaware public benefit corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below. This Safe is being issued as part of a series of Safes, each having substantially the same terms and conditions as set forth herein (collectively, the "**Investor SAFEs**"), having a maximum aggregate purchase amount of $4,000,000.

The "**Valuation Cap**" is $21,000,000.

The "**Discount Rate**" is 90%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, then, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the applicable Purchase Amount divided by the applicable Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this **Section 1(a)**, the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any dragalong applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations on the part of the Investor.

Notwithstanding the foregoing, in connection with the Equity Financing, the Company hereby grants to the Investor the right to purchase the Investor's Pro Rata Portion (as defined below) of Standard Preferred Stock being sold in the Equity Financing at the highest price paid by an investor in the Equity Financing (the "**Pro Rata Right**"). The Investor's "**Pro Rata Portion**" for purposes of this Pro Rata Right is the ratio of (x) the number of shares of Capital Stock issued from the conversion of the Investor's Safe (along with any other simple agreements for future equity purchased by the Investor) to (y) the Pro Rata Capitalization. For the purposes of this **Section 1(a)** only, "**Pro Rata Capitalization**" shall mean the sum, as of immediately prior to the Equity Financing, of: (1) the Company Capitalization, (2) Safe Preferred Stock issued to Investor upon conversion of the Safes, and (3) shares of Preferred Stock issued upon conversion of Safes, convertible notes, or other similar instruments issued by the Company to other investors prior to the Equity Financing. The Company will give the Investor a written notice of its bona fide intention to complete the Equity Financing, describing the type of transaction and the price and the general terms upon which the Company proposes to issue such Standard Preferred Stock. The Investor will have ten (10) days from the date such notice is effective, to agree in writing to purchase the Investor's Pro Rata Portion of such Standard Preferred

Stock. Such purchase will be completed at the initial closing of the Equity Financing or at an additional closing thereof and will be subject to the Investor executing and delivering the transaction documents related to the Equity Financing consistent with the terms of Section 1(a) of the Investor's Safe.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in **Section 1(d)** below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under **Section 1(d)**.

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will
automatically be entitled (subject to the liquidation priority set forth in **Section 1(d)** below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims
for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are
insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount pursuant to the terms of this Safe is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**.   This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under **Section 1(a)**; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to **Section 1(b)** or **Section 1(c)**.

2. *Definitions*

In addition to the terms defined elsewhere in this Safe, the following terms used in this Safe shall be construed to
have the meanings set forth or referenced below.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**"
and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means, as of immediately prior to the Equity Financing, all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this Safe, (B) all other Safes, (C) convertible promissory notes, and (D) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means either the: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means the first sale of the Company's Capital Stock in a bona fide transaction or related series of transactions with the principal purpose of raising capital.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this Safe; (iii) other Safes; (iv) convertible promissory notes and other convertible debt instruments.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based antidilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of its executive officers, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to **Section 1**.

(e)   To the knowledge of its executive officers, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the holders of Simple Agreements for Future Equity in substantially the same form as this Safe (the "**Investor SAFEs**") representing at least a majority of the aggregate Purchase Amount (as defined in the Investor SAFEs) outstanding pursuant to all such Investor SAFEs,(the "**Majority Holders**"), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed in their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed in their Wefunder account, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose other than tax purposes, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)　　Neither this Safe nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)　　In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or
unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard
to the conflicts of law provisions of such jurisdiction.

(g)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

FYTA, PBC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

Investor Signature

By:_____

By:_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited